FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com

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March 14, 2007

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and last updated on November 29, 2006, enclosed please find the 19th update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) fifty-six 88(2) Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application; and (ii) thirty releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4593 with any questions regarding this update to the exemption application.

Very truly yours,

Melissa Schmelzer

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

FILE NO. 82-34736

UPDATE TO ANNEX B, ITEM 5

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name The Bank of New York /Nominees/ Limited (Part Id:BO01) Address One Piccadilly Gardens Manchester UK Postcode M1 1RN	Class of shares allotted Ordinary	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 30.10.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/LB/11541	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day 19, Month 10, Year 2006	To: Day , Month , Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,157		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Ms Karen Sigley Address 8 Ward Lane Diggle, Oldham UK Postcode OL3 5JT	Ordinary	1,157
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,157

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 30.10.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/11787 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,848		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092	Class of shares allotted	Number allotted
Address P O Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne	Ordinary	5,848
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,848
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 30.10.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JW/11891 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,200		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: The Bank of New York Nominees Limited (Part ID BO01) Address: One Piccadilly Gardens, Manchester UK Postcode M1 1RN	Class of shares allotted Ordinary	Number allotted 16,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **16,200**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 30.10.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E11938 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34726

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,710	4,583	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	140.00p	134.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Desig: SHAREOPT Part ID: 092 Address: P O Box 1025 Commercial Union House, 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 91SX	Ordinary	15,293
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	15,293

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 31.10.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ JL/12004 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO 82-3473

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,731	46,784	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Part ID 092 (Desig shareopt) Address P.O.Box 1025, Commercial Union House, 39, Pilgrim Street, Newcastle Upon Tyne UK Postcode	Class of shares allotted Ordinary	Number allotted 50,515
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 50,515

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 3-11-06.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SAM12035 Tel: 01903 833004
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,342	6,803	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	147.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address P O Box 1025, Commercial Union House, 39 Pilgrim Street. Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 11,145
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,145

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 10.11.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ JW12241	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	16	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig:-SHAREOPT Part ID:-092)	Class of shares allotted	Number allotted
Address PO BOX 23440, 7 Drumsheugh Gardens, Edinburgh	Ordinary	8,000
UK Postcode EH3 7WL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	8,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 20.11.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E12416 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From			To		
	Day	Month	Year	Day	Month	Year
	22	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,731	11,696	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Des SHAREOPT Part ID 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street,	Ordinary	15,427
Newcastle Upon Tyne NE99 1SX		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**15,427**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 23.11.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SJK/E12544 Tel: 01903 833262
DX number DX exchange

FILE NO. 82-34726

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	63,420		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	$1.22		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig:-SHAREOPT Part ID:-092)	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House,	Ordinary	63,420
39 Pilgrim Street, Newcastle Upon Tyne,		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	63,420
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date

A director / secretary / administrator / administrative ~~receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E12598 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	29	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Deutsche Bank Aktiengesellschaft London Desig:PROP0001 Part ID: 201	Class of shares allotted	Number allotted
Address Winchester House, 1 Great Winchester Street London UK Postcode EC2N 2EQ	Ordinary	300,000
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode	TOTAL	300,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 4.12.2006.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/JL/12694	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34726

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	400,000	210,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	81.10p	136.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Deutsche Bank Aktiengesellschaft Part ID 201 Desig PROP0001 Address Winchester House, 1 Great Winchester Street, London UK Postcode EC2N 2EQ	Class of shares allotted Ordinary	Number allotted 610,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 610,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 8.12.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/12754 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-247[illegible]

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	04	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,462		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092	Class of shares allotted	Number allotted
Address P O BOX 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne	Ordinary	7,462
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	7,462
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 8.12.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JW/12775 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
13	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,842		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	2,842
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	2,842

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 18.12.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JW/13027 Tel: 01903 833250
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Da[illegible]r period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,462		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

Lis[illegible]he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Part ID 092 Desig SHAREOPT Address PO Box 1025, Commercial Union House, 39 Pilgrim Street Newcastle upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 2,462
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,462

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 18/12/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/13006 Tel: 01903 833874
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,731		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(Including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details		Shares and share class allotted	
Name	Brewin Nominees Limited Desig: SHAREOPT Part ID:092	Class of shares allotted	Number allotted
Address	PO Box 1025,Commercial Union House	Ordinary	3,731
	39 Pilgrim Street		
	Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		TOTAL	3,731
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 18.12.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ JL/13060 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

CHFPO83

Return of Allotment of Shares

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,731		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:SHAREOPT Part ID: 092 Address PO Box 1025, Commercial Union House, 39, Pilgrim Street Newcastle upon Tyne UK Postcode NE99 1SX	Ordinary	3,731
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	3,731

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 18.12.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ JL/13061 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name The Bank of New York /Nominees/ Limited Part ID: BO01 Address One Piccadilly Gardens, Manchester M1 1RN UK Postcode	Class of shares allotted Ordinary	Number allotted 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 21.12.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/CAS/13083 Tel: 01903 833262
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-3473

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	150,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: The Bank of New York (Nominees) Limited part ID BO01 Address: 1 Piccadilly Gardens, Manchester UK Postcode: M1 1RN	Class of shares allotted: Ordinary	Number allotted: 150,000
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted: TOTAL	Number allotted: 150,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22.12.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/E13153	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	197		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:SHAREOPT Part ID: 092	Class of shares allotted	Number allotted
Address P O Box 1025 , Commercial Union House	Ordinary	197
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	197
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 2. 1. 2007.

~~A director~~/ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/13223 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

FILE N. 82-3473

Return of Allotment of Shares

:HFPO83

:ompany Number	2231246
:ompany name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,637		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

~~FILE NO. 82-34736~~

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,637
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,637

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 4.1.2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E2157 Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO 82-34___

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	63,158		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig: SHAREOPT Part ID: 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne**	Ordinary	63,158
UK Postcode N E 9 9 1 S X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	63,158
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 4.1.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KT13387 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-4726

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	19,737		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig: SHAREOPT,Part ID 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street	Ordinary	19,737
Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**19,737**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 4.1.2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ELA/13406 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	01	2017			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	250,000	223,880	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	81.10p	134.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

(List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Deutsche Nominees Limited (Desig: DEP0001 Part Id:49001) Address 23 Great Winchester Street London UK Postcode EC2P 2AX	Ordinary	250,000
Name Mr.Guy Berruyer Address 30 Rue Louis Pasteur 92100 Boulogne France UK Postcode	Ordinary	223,880
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	473,880

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 5.1.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ LB/E13438 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number 2231246

:ompany name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,731	5,848	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

(List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig: Shareopt Part Id: 092)	Class of shares allotted	Number allotted
Address PO Box 1025 Commercial Union House	Ordinary	9,579
39 Pilgrim Street Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	9,579
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 5.1.2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/LB/13434	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,901	1,399	277
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	140.00p	157.00p	184.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Ms Catherine Smith Address 4 Gladstone Court, Old Trafford, Manchester UK Postcode M15 5PQ	Class of shares allotted Ordinary	Number allotted 3,577
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,577

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 9.1.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/KC/13449	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,000	104,100	15,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	81.10p	134.00p	140.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: The Bank of New York/Nominees/Limited Part ID BO01 Address: One Piccadilly Gardens, Manchester UK Postcode M1 1RN	Class of shares allotted Ordinary	Number allotted 136,100
Name: Brewin Nominees Limited Part ID 092, Desig SHAREOPT Address: PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 22,953
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **159,053**

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] Date 9.1.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/13513 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	05	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,772	12,000	3,500
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	204.5p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ Date 9.1.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/13513 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 3 of 3

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,681		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	264.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________ Date 9.1.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/13513 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	96,567		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig: SHAREOPT Part ID: 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 96,567
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **96,567**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 9.1.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/JL/13518	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	02	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	852	115,188	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

~~FILE NO. 82-34736~~

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 116,040
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 116,040

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 12/1/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1006 Tel: 01903 83362
DX number DX exchange

1U
PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,784	141,612	29,864
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	190,304
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	190,304
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 12/1/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1011/OPD Tel: 01903 833570

DX number DX exchange

IU

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	03	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,044		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	264.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 12/1/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1011/OPD	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	04	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	133,041		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	133,041
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	133,041
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 17.1.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1024	Tel: 01903 83370
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	26,750	43,626	7,500
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	198.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 112,607
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 17/01/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1048/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	08	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	32,838	1,893	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	228.50p	264.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 112,607

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 17/1/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / rece~~iver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1048/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34726

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,401		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	147.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Desig: SHAREOPT Part ID: 0092 Address: PO BOX 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Ordinary	3,401
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	3,401

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 12/1/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/13590 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	09	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	28,838	45,721	25,251
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	198.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 99,810
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 99,810

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 17/1/2007.

A director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1055 Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	46,784		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Part ID **092** Desig **Shareopt**	Class of shares allotted	Number allotted
Address P O Box 1025 Commercial Union House	Ordinary	46,784
39 Pilgrim Street Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**46,784**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 17/1/04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/HB/E13629 Tel: 01903 833012
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-4726

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,772	2,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	140.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig: SHAREOPT Part ID: 092 Address: P O BOX 1025, Commercial Union House 39,Pilgrim Street Newcastle Upon Tyne UK Postcode	Class of shares allotted: Ordinary	Number allotted: 8,772
Name: The Bank Of New York Part ID: BO01 Address: One Piccadilly Gardens Manchester UK Postcode M1 1RN	Class of shares allotted: Ordinary	Number allotted: 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted: **TOTAL**	Number allotted: **10,772**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 17/1/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/JL/13614	Tel: 01903 833874
DX number	DX exchange

10

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	2231246
:ompany name in full	The Sage Group plc

Page 1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30,702	10,000	13,311
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	204.50p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 60,763
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 60,763

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 18/1/07.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1067/OPD	Tel: 01903 833570
DX number	DX exchange

10

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	10	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,750		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	264.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 18/1/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1067/OPD Tel: 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From			To		
	Day	Month	Year	Day	Month	Year
	11	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,615	5,000	39,398
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	136.00p	140.00p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 80,546
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] Date 23.01.2004

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1074/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	11	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,848	4,000	18,435
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	172.00p	198.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ Date 23.01.2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1074/OPD	Tel: 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Page 3 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,250		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	258.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 80,546

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 23.01.2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E10741/OPD	Tel: 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	70,175		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092	Class of shares allotted	Number allotted
Address P O Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne	Ordinary	70,175
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	70,175
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 17/01/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ JW/13658	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

CHFPO83

Return of Allotment of Shares

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	38,250	19,737	15,235
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	87,316
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** 23.07.2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1092/OPD Tel: 01903 833562

DX number DX exchange

10

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,094		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	264.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 87,316

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 23.01.2004

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1092/OPD	Tel: 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

CHFPO83

Return of Allotment of Shares

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Da_ or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	12	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	35,827		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

Lis_ he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig:SHAREOPT Part ID:092)	Class of shares allotted	Number allotted
Address PO Box 23440, 7 Drumsheugh Gardens,	Ordinary	35,827
Edinburgh		
UK Postcode EH3 7WL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**35,827**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 17/1/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/KC/13686 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	36,000	5,681	10,468
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	264.00p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address P O Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 88,399
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 88,399

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 17/1/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ JW/13658	Tel: 01903 833874
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,250	25,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	198.00p	£204.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 17/1/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ JW/13658	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

FILE NO. 8[illegible]-3[illegible]6

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,696		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID 092 Desig SHAREOPT Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	11,696
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	11,696

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 17/1/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/13661	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	15	01	2007
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	25,585	2,374	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig:-SHAREOPT; Part ID:-092) Address PO Box 1025, Commercial Union House, 39 Pilgrim Street Newcastle Upon Tyne UK Postcode N E 9 9 1 S X	Class of shares allotted Ordinary	Number allotted 27,959
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **27,959**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 17/1/2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver.~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ELA/13710	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	52,632		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address P O Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 52,632
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 52,632

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 18/1/2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/JW/13705 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14,620	852	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	134.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited (Desig: Shareport Part id: 092)		
Address: P O Box 1025, Union House, 39 Pilgrim Street	Ordinary	15,472
Newcastle Upon Tyne		
UK Postcode NE 9 9 1 S K		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	15,472
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ Date 23.01.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ SAM/13721	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	155,030		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name The Bank of New York /Nominees/ Limited Part ID BO01 Address 1 Canada Square, London UK Postcode E14 5AL	Class of shares allotted Ordinary	Number allotted 155,030
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 155,030

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 18/1/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JW/13728 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
	6,579	1,200	476,360
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	228.50p	$0.9504

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited (Desig: Shareopt Part Id:092) Address: PO Box 1025 Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 484,139
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 484,139

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ LB/E13747	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34726

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	62,603	12,000	5,935
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	204.50p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name The Bank of New York Nominees Limited Part ID BO01 Address One Piccadilly Gardens, Manchester UK Postcode M1 1RN	Class of shares allotted Ordinary	Number allotted 80,538
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **80,538**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 23.01.2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/13794	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,122		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Desig: SHAREOPT Part ID 092 Address: PO BOX 1025 Commercial House, 39 Pilgrim Street Newcastle upon Tyne UK Postcode NE9 9 1SX	Ordinary	7,122
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	7,122

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 23.01.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/JL/13782	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,935	15,151	20,250
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	228.50p	264.00p	147.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address P O BOX 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	90,152
Name The Bank of New York /Nominees/ Limited Part ID BO01 Address One Piccadilly Gardens, Manchester UK Postcode M1 1RN	Ordinary	269,816
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	359,968

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] Date 24. 01. 2007.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E13852 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	22	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	26,316	10,000	4,500
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	258.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______ Date 24.01.2007.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E13852 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	22	01	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	269,816		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 24.01.2007.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E13852 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box.*)	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2007			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	777	1,000	5,580
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share (*including any share premium*)	91.34p	134.00p	136.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 52,309
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 24. 01. 2007.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1105/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34726

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	38,702	1,000	1,250
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	258.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

~~FILE NO. 82-34736~~

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 24. 1. 2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1105/OPD	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Page 3 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	264.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 52,309

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 24.01.2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1105/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	15	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	50,000	5,848	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 55,848
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 55,848

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 24. 1. 2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1097 Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	42,550	37,281	6,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 85,831
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 85,831

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 25.01.2007.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1116 Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

FILE NO 62 34 36

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,117	4,700	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Brewin Nominees Limited (Part ID:-092; Designation:-SHAREOPT)		
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne	Ordinary	9,817
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	9,817
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 25.01.2007.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ELA/13890 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	21,199	4,250	17,245
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Part ID 092 Desig SHAREOPT Address: PO Box 1025, Commercial Union House, 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	57,845
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	57,845

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________________ Date 26. 01. 2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/13923	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	24	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15,151		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	264.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 26.01.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/13923	Tel: 01903 833874
DX number	DX exchange

FILE NO. 82-34736

UPDATE TO ANNEX C

	Date	Press Information Title
1.	11-29-06	Sage Announces Results for Year Ended 30 September 2006
2.	11-29-06	Holding(s) in Company
3.	11-29-06	Director Shareholding
4.	12-01-06	Director Declaration
5.	12-11-06	Holding(s) in Company
6.	12-15-06	Voting Rights and Issued Share Capital
7.	12-18-06	Additional Listing
8.	12-19-06	Voting Rights and Issued Share Capital
9.	01-04-07	Directors' Shareholdings
10.	01-10-07	Statement re: Director's Interests in Shares
11.	01-11-07	Additional Listing
12.	01-17-07	Additional Listing
13.	01-18-07	Director's Shareholding
14.	01-19-07	Voting Rights and Issued Share Capital
15.	01-23-07	Holding(s) in Company
16.	01-25-07	Additional Listing
17.	01-31-07	Annual Report and Accounts
18.	01-31-07	Voting Rights and Issued Share Capital
19.	02-01-07	Annual Information Update
20.	02-07-07	Additional Listing
21.	02-09-07	Director's Shareholding
22.	02-19-07	Holding(s) in Company
23.	02-21-07	Holding(s) in Company
24.	02-21-07	Additional Listing
25.	02-28-07	Voting Rights and Issued Share Capital
26.	03-01-07	Holding(s) in Company
27.	03-06-07	Result of AGM
28.	03-08-07	Holding(s) in Company
29.	03-08-07	Holding(s) in Company
30.	03-08-07	Holding(s) in Company

Regulatory Announcement

Go to market news section

Free annual report

Company	Sage Group PLC
TIDM	SGE
Headline	SAGE ANNOUNCES RESULTS FOR YEAR ENDED 30 SEPTEMBER 2006
Released	07:01 29-Nov-06
Number	PRNUK-2811

FOR IMMEDIATE RELEASE 29 November 2006

SAGE EARNINGS PER SHARE^ RISES 20% TO 12.54p FOR YEAR ENDED 30 SEPTEMBER 2006

The Sage Group plc ('Sage'), a leading supplier of business management software solutions for small-and-medium enterprises ('SMEs'), announces its unaudited results (prepared under International Financial Reporting Standards, 'IFRS') for the year ended 30 September 2006.

Financial highlights

* Revenues increased by 22%* to £935.6m (2005: £766.4m*)

* EBITA increased by 23%* to £249.3m (2005: £203.3m*)

* Pre-tax profit after amortisation charges rose by 14% to £221.2m (2005: £ 193.6m)

* Adjusted earnings per share^ increased by 20% to 12.54p (2005: 10.49p)

* EBITA margin of 27% (2005: 27%*)

* Operating cash flow represented 107% of EBITA (2005: 119%)

* Proposed total dividend raised 25% to 3.59p per share (2005: 2.88p)

Operational and strategic highlights

* Total licence growth of 12%*, total growth in services of 28%*

* 7%* organic growth for the full year, reflecting 8%* organic growth in the second half of the year

* Growth across all regions and strong performance in established product lines such as Line 50 (UK), Line 100 (France), MAS 500, Peachtree, Simply Accounting (all North America) and Pastel (South Africa)

* Customer Relationship Management ('CRM') products delivered global organic growth of 8%*

* Customer base expanded to 5.2m businesses (2005: 4.7m)

* Significant acquisition activity, broadening both geographic reach and product range

Regional analysis

£m	2006 Revenues	2005 Revenues	2006 EBITA	2005 EBITA
UK	205.2	192.6	75.6	70.4
Mainland Europe	253.2	203.8	59.3	45.4
North America	321.4	311.6	76.4	73.3
Rest of World	68.2	58.4	18.2	14.2
	848.0	766.4	229.5	203.3
Acquisitions:				
Mainland Europe	46.6	-	7.2	-
North America	40.1	-	12.5	-
Rest of World	0.9	-	0.1	-
	87.6	-	19.8	-
Foreign exchange impact*	-	(6.8)	-	(1.2)
	935.6	759.6	249.3	202.1

Chief Executive, Paul Walker, commented: 'This has been an exciting year for Sage with a number of significant acquisitions broadening both the products and services we offer to SMEs. We are one of the largest suppliers of business management software solutions to the SME market worldwide and our presence in high growth, high margin markets continues to expand. We have reported strong organic growth in our business, demonstrating the strength and potential of our existing customer base.

We will continue to serve the changing needs of our dynamic SME customer base using our expertise and insight into a wide range of industries. We remain confident about our prospects for continued growth through focusing on value-added services, tailored solutions and premium versions of current products.'

A presentation for analysts will be held at 9.30 am today at Deutsche Bank, Winchester House, 1 Great Winchester Street, London EC2N 2DB. The presentation will also be available at www.sage.com. A live audio broadcast of the presentation will also be available for analysts. The dial-in number is +44 (0) 203 003 2605.

Enquiries:

The Sage Group plc +44 (0) 191 294 3068	Tulchan Communications +44 (0) 20 7353 42
Paul Walker, Chief Executive	Julie Foster
Paul Harrison, Finance Director	Kirstie Hamilton

Cynthia Alers, Investor Relations

Overview

We are pleased once again to report strong growth during 2006, with our existing business performing well. Our acquisition programme has this year moved us into new product lines and new geographic areas.

Our customer base and business partners continue to provide the cornerstone of our strong market positions and underpin our organic growth. Our strategy of developing local products and services for local markets has helped our customer base increase to 5.2 million businesses (2005: 4.7 million), making Sage one of the largest global vendors of business management software solutions to SMEs.

Product and service strategy

Our decentralised organisational model, local product strategy and industry specialisms give us a unique insight into our customers' businesses. Through innovation, we translate this into an offering that fits the specialised needs of SME customers. This is one of our competitive advantages and it has allowed us to build successfully our market position.

Increasingly we incorporate common technology platforms across different product lines to benefit from global synergies. In October 2006, after the year end, we announced a global agreement to work with MySQL AB, using a common database platform in our entry-level products. From our customers' perspective this is a significant development as it reduces the overall cost of ownership. In the mid-market, choice of operating systems and databases is important to many of our customers, therefore we remain committed to working with a range of operating systems and databases.

As our customers grow, they demand more sophisticated applications for managing their businesses, tailored to the requirements of their specific industry. Over the year, we introduced new industry-specific applications in health care, food distribution, transport, manufacturing and real estate/construction, further extending the product range we can offer our customers. These applications broaden the range of industry-specific solutions we offer globally to our customers in these business segments.

There is also increased demand for 'packaged' combinations of software upgrades and support services contracts. These combined software/support contracts represented 53% (2005: 51%*) of total support revenues and showed an organic growth rate of 12%*. We expect that these combined software/support contracts will constitute an increasing portion of services revenues going forward and will strengthen the recurring revenues derived from traditional software revenues. Overall, these specialist solutions and enhanced services are higher margin business lines and enjoy strong customer loyalty.

Distribution strength

The diversity of our distribution channels is one of our key business strengths. Each operating company works closely with an influential 'referral' group, usually accountants and business advisors, who act as advocates for our products in the market. Worldwide, we have over 40,000 advisors recommending Sage products to their clients. We are also developing new referral networks, such as the partnership we initiated with Barclays Bank in the UK, who sell Sage business management products to their small business customers.

In addition, we have over 23,000 business partners and certified consultants

promoting our products to the market. Most of these business partners are long-term Sage partners with in-depth specialist knowledge of Sage products. They keep us in touch with market dynamics and help us develop products tailored to local needs, particularly in the mid-market sector that often has unique requirements.

Customer base

Over the year, we added 553,000 new businesses (283,000 resulting from acquisitions made this year), increasing our customer base to 5.2 million. We have seen strong revenue growth across all our regions from existing customers who increasingly demand complementary products and tailored applications to run their businesses more efficiently. In response to customer demand, we continue to broaden our industry-specific applications and provide value-added support services across our product range.

Acquisition strategy

We continue to seek acquisitions which enhance our range of products and services and which support our strategy of meeting the broader needs of SMEs. We focus on opportunities to expand our business into new geographic areas, to broaden our core product and service offerings through related products and to develop our industry-specific applications. Over the year, we completed seven significant acquisitions that met these criteria, complementing and extending our businesses around the world.

Regional review

UK

UK revenues totalled £205.2m (2005: £192.6m) with strong organic growth of 7%. Line 50, our core UK product, had another strong year, with revenue growing 13%. We also introduced several new products and continued our successful strategy of combining software and services contracts. Payroll, CRM and industry-specific products also performed well.

This year Sage UK began a review of its product lines to improve integration of different applications into a broad suite of business management software solutions. Extensive customer research showed that customers increasingly want business management software solutions rather than individual products. We are initiating a new phase in our product development to meet that need by strengthening integration of different product lines and building on common database technology for entry-level products where possible.

The EBITA margin was maintained at 37% (2005: 37%).

In November 2006, after the close of the financial year, we announced the acquisition of Protx Group Ltd ('Protx'), a provider of payment processing services. This was our second acquisition in the rapidly growing merchant services sector. Protx complements our acquisition of Verus Financial Management, Inc. ('Verus') in February 2006, which provides a similar, less specialised range of payment processing services in the US. The acquisition of Protx in the UK represented a further step in developing our offering in this exciting market.

Mainland Europe

Total revenues in Mainland Europe were £299.8m (2005: £203.8m*) with organic growth of 5%*. Spain recorded another year of strong organic growth of 10%*, with excellent progress in developing the support offering for entry-level

products. A strong performance in the Mid-Market Division contributed to France's organic growth rate of 4%*. Switzerland showed good organic growth, with strength in both entry-level and mid-market licences. Challenging market conditions in Germany kept combined organic growth in Germany/Switzerland to 2% *. Poland's Symfonia, acquired in 2005, showed good growth in entry-level licences, with overall revenues rising 15%* on a like-for-like basis.

The EBITA margin was maintained at 22% (2005: 22%*).

Several acquisitions were completed in Mainland Europe over the year, including Adonix S.A. ('Adonix'), Båurer GmbH ('Bäurer') and Elit Group ('Elit'), which significantly expanded our industry-specific solutions into new industries. These high growth, high margin businesses offer great potential in developing our mid-market, industry-specific products in Europe. Adonix complements our existing Line 1000 product in France and brings new offerings for the real estate and manufacturing sectors. Båurer strengthens our mid-market position in Germany bringing a suite of advanced business management solutions including industry-specific software for manufacturing. Elit, also in France, offers industry-specific applications tailored to the food distribution and transport sectors.

North America

Total revenues in North America were £361.5m (2005: £311.6m*) with organic growth of 6%*, reflecting a recovery of organic growth in the second half to 7% *. Accounting products, including Peachtree, Simply Accounting and MAS 500, all posted significant growth, as did CRM products.

The Small Business Division grew organically by 10%*, with strong performances from all products, particularly ACT!, Simply Accounting and Peachtree. The Mid-Market Division recovered from the slowdown in the first half of the year and recorded an annual organic growth rate of 4%*, boosted by good performances in MAS 500 and ACCPAC products.

The EBITA margin improved 1% to 25% (2005: 24%*) including a profit on disposal of £2.7m relating to a small business unit disposed of in January 2006.

We made three significant acquisitions in North America over the year: Verus, Emdeon Practice Services ('Emdeon') and Master Builder/Contractor Anywhere.

Vérus was our first acquisition in the rapidly growing area of merchant services, a strategically important market for our business. Verus brought a new customer base of 100,000 businesses concentrated in the SME segment, where we have great potential to integrate our back office solutions with payment processing. Verus has performed ahead of our expectations at acquisition and has grown by 24%* on a like-for-like basis since acquisition.

Emdeon, now renamed Sage Healthcare Division, establishes for Sage a significant presence in the doctors' practices market in the US. Doctors' practices in the US are classic SMEs, often resource-constrained, yet with significant administrative and back office challenges. This industry is currently facing substantial legislative change, which in the past has been a catalyst for increased demand for our products and services. We completed the Emdeon acquisition on 14 September 2006 and are confident about the opportunities for this business with its established customer base of 20,000 doctors' practices.

Master Builder and Contractor Anywhere were acquired in May 2006 and together further enhanced our existing presence in the construction industry in the US. These acquisitions expanded our offering to smaller businesses in the

construction industry complementing our existing mid-market product Timberline Office.

Rest of World

Total revenues in Rest of World were £69.1m (2005: £58.4m*) with organic growth of 17%*. Our South African business enjoyed an excellent year with strong performances in accounting and payroll products. Australia also reported good growth in its core products for professional accountants and payroll markets.

The EBITA margin increased to 27% (2005: 24%*).

We completed two smaller acquisitions during the year in China, a strategically important geography. In May 2006, Sage Software (Shanghai) Co Ltd was founded through the acquisitions of SWA Ltd. and Huatuo Software Ltd., both established IT companies in the mid-market ERP segment. In July 2006, we completed the acquisition of UBS Corporation Berhad ('UBS'), the leading vendor of business management software solutions for SMEs in Malaysia.

These acquisitions were important steps in our strategy gradually to build up a significant presence in the Asian markets whilst developing local market expertise.

Global CRM review

Our CRM product lines encompass a comprehensive range from entry-level packages like ACT! through to Sage CRM and hosted SageCRM.com, which offer a greater degree of customer functionality. SalesLogix is a highly customisable CRM solution offering our reseller partners significant opportunities to add value through bespoking our customers' solution to suit their specific requirements. Global CRM revenue grew 8%* organically.

Financial review

The Group is, for the first time, reporting full year results under IFRS. The results for 2005 have been restated under IFRS. Reconciliation of the 2005 results is available on Sage's website, www.sage.com. To measure financial performance, the Board uses EBITA (earnings before interest, tax and amortisation, which includes the effects of amortisation of acquired intangible assets and the net amortisation or capitalisation of software development expenditure).

Revenues

Revenues increased 22%* to £935.6m (2005: £766.4m*). Organic revenue growth improved from 5%* in the first half of the year to 8%* in the second half, giving organic growth for the year of 7%* (2005: 6%*). Organic revenue growth excludes the contributions of current year and prior year acquisitions (17% contribution to total revenues) and non-core products (3% of total revenues).

Total software licence revenues were £322.8m (2005: £289.0m*), with organic growth of 5%*. Total services revenues increased to £612.8m (2005: £477.4m*), benefiting from strong organic growth of 8%* for the year. Following the acquisition of Verus, services revenues now include three categories of revenues, maintenance and support (75% of services revenue), Merchant Services (5% of services revenue) and other (business forms, professional services and hardware, 20% of services revenue). Maintenance and support revenues grew by 9% * organically. Merchant Services is a new category comprising Verus, and, in 2007, Protx, following our acquisition of this company in November 2006. The category of other services grew by 2%* organically, but remains an important

ancillary service to our main support offering.

Profitability

EBITA increased 23%* to £249.3m (2005: £203.3m*) and pre-tax profit (after amortisation charges) rose 14% to £221.2m (2005: £193.6m). Adjusted earnings per share^ grew 20% to 12.54p (2005: 10.49p). These results include a gain of £ 2.7m on the disposal of a small North American business unit in January 2006.

The Group's EBITA margin was maintained at 27% (2005: 27%*).

The Group's effective tax rate for the year was 31% (2005: 32%).

Cash flow

The Group remains highly cash generative with operating cash flow of £267.1m representing 107% of EBITA. This strong cash flow meant that the Group was able to fund £617.5m of investment relating to acquisitions of recently acquired businesses through cash resources. At 30 September 2006, net debt stood at £ 593.6 m (2005: £114.8m).

Acquisitions

During the year, we completed seven significant acquisitions, across most of our operating regions. These acquisitions, detailed in the table below, further strengthen our business in key geographic areas, as well as adding several industry-specific applications, broadening our product range.

Date	Company	Industry specialism	Country	Enterprise value (£m)
November 2005	Adonix	Real estate/ manufacturing	France	£75.1m
February 2006	Verus	Merchant services	US	£171.4m
May 2006	Master Builder and Contractor Anywhere	Construction	US	£15.5m
July 2006	Båurer	Manufacturing	Germany	£16.0m
July 2006	UBS	Business management/ accounting	Malaysia	£13.5m
August 2006	Elit	Food distribution/ transport	France	£23.2m
September 2006	Emdeon	Health care	US	£305.8m
	Other smaller acquisitions			£16.9m
Total enterprise value				£637.4m
Deferred consideration				(£19.9m)
Net cash paid				£617.5m

We continue to pursue a number of acquisition opportunities which expand our product and service offerings to SMEs in both existing and new territories.

Dividend

The proposed final dividend is being raised to 2.51p per share (2005: 1.95p), giving dividend growth for the full year of 25% to 3.59p (2005: 2.88p). The dividend will be payable on 9March 2007 to shareholders on the register at close of business on 9February 2007. This significant increase in the dividend meets our objective set in 2004 to achieve dividend cover of 3.5 times over 2-3 years.

People

We now employ over 13,000 people (2005: 10,000), with most of this growth a consequence of acquisitions made over the year. Our new employees have integrated well into our corporate structure and are already making a contribution to our local businesses. Over the year we also made a significant investment in customer service, which resulted in record renewal levels in support contracts. The numerous industry awards we have won demonstrate the integrity and commitment of our employees. We thank everyone for their excellent contribution.

Community

Sage and its employees take seriously our role in the communities in which we are based. Throughout the Group, our people undertake numerous community initiatives. For our UK business, this was reflected by our winning the recent award for 'Best Community Spirit' at the Contact Centre World Awards ceremony held in Las Vegas.

Board

In March 2006, Sir Julian Horn-Smith joined the Board and was appointed Chairman in August 2006. Sir Julian was previously Deputy Chief Executive of Vodafone plc and is a non-executive director of Lloyds TSB Group. He brings considerable experience as an international business leader, in particular around investment in and integration of acquisitions.

In September 2006, Ruth Markland was appointed to the Board. Ms Markland was a senior partner of the law firm Freshfields Bruckhaus Deringer, with eight years as Managing Partner for Asia. She is also a non-executive director of Standard Chartered plc and brings strong operational experience of services businesses in an international context and board-level strategy development.

In August 2006, Michael Jackson stepped down from the Board after 22 years with Sage, having guided the Group through its initial growth to become UK market leader, its flotation as a listed company and its international expansion through a series of successful acquisitions. Lindsay Bury, a non-executive director, also retired from the Board in May 2006 after 10 years with Sage.

We thank both Michael Jackson and Lindsay Bury for their long service and contribution to our successful development and welcome Sir Julian Horn-Smith and Ruth Markland to the Board.

Outlook

This has been an exciting year for Sage with a number of significant acquisitions broadening both the products and services we offer to SMEs. We are

one of the largest suppliers of business management software solutions to the SME market worldwide and our presence in high growth, high margin markets continues to expand. We have reported strong organic growth in our business, demonstrating the strength and potential of our existing customer base.

We will continue to serve the changing needs of our dynamic SME customer base using our expertise and insight into a wide range of industries. We remain confident about our prospects for continued growth through focusing on value-added services, tailored solutions and premium versions of current products.

CONSOLIDATED INCOME STATEMENT
For the year ended 30 September 2006

	Note	Year ended 30 September 2006 (Unaudited) £m	Year ended 30 September 2005 (Unaudited) £m
Revenue	1	935.6	759.6
Operating profit	1	235.8	199.3
Financial income		3.5	2.8
Financial expenses		(18.1)	(8.5)
Profit before taxation		221.2	193.6
Taxation	3	(68.6)	(61.2)
Profit for the year		152.6	132.4
Attributable to:			
Equity shareholders		152.5	132.3
Minority interest		0.1	0.1
Profit for the year		152.6	132.4
Earnings per share (pence) - basic after amortisation	5	11.81p	10.31p
Earnings per share (pence) - diluted after amortisation	5	11.73p	10.26p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 30 September 2006

	Year ended 30 September	Year ended 30 September

	2006 (Unaudited) £m	2005 (Unaudited) £m
Profit for the year	152.6	132.4
Net exchange adjustments offset in reserves	(30.8)	13.4
Total recognised income for the year	121.8	145.8

CONSOLIDATED BALANCE SHEET
As at 30 September 2006

	30 September 2006 (Unaudited) £m	30 September 2005 (Unaudited) £m
Goodwill	1,561.9	1,076.8
Other intangible assets	185.6	45.4
Property, plant and equipment	133.8	119.9
Deferred tax assets	26.3	46.0
Total non-current assets	1,907.6	1,288.1
Inventories	5.6	3.5
Trade and other receivables	215.7	149.9
Cash and cash equivalents	82.0	69.1
Total current assets	303.3	222.5
TOTAL ASSETS	2,210.9	1,510.6
Trade and other payables	(190.3)	(145.5)
Tax liabilities	(63.5)	(60.8)
Financial liabilities		
- Borrowings	(1.0)	(0.2)
Deferred consideration	(21.5)	(5.8)
Deferred income	(282.1)	(228.3)
Total current liabilities	(558.4)	(440.6)

Financial liabilities		
- Borrowings	(662.8)	(176.3)
Retirement benefit obligations	(2.1)	(2.3)
Deferred tax liabilities	(10.0)	(2.5)
Total non-current liabilities	(674.9)	(181.1)
TOTAL LIABILITIES	(1,233.3)	(621.7)
NET ASSETS	977.6	888.9
Share capital	12.9	12.8
Share premium account	462.8	451.0
Other reserve	61.1	61.1
Currency translation reserve	(17.4)	13.4
Retained earnings	458.1	350.4
Total shareholders' equity	977.5	888.7
Minority interest in equity	0.1	0.2
TOTAL EQUITY	977.6	888.9

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2006

		Year ended 30 September 2006 (Unaudited)	Year ended 30 September 2005 (Unaudited)
	Note	£m	£m
Cash flows from operating activities		267.1	241.0
Interest received		3.5	2.8
Interest paid		(17.5)	(8.1)
Tax paid		(60.3)	(57.3)
Net cash from operating activities		192.8	178.4

Cash flows from investing activities			
Acquisitions of subsidiaries (net of cash acquired)		(617.5)	(101.0)
Disposal of subsidiaries		7.8	-
Purchase of property, plant and equipment		(23.8)	(20.7)
Proceeds from sale of property, plant and equipment		2.9	3.5
Purchase of intangible assets		(3.2)	-
Development expenditure		(0.1)	(0.7)
Net cash used in investing activities		(633.9)	(118.9)
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital		11.7	4.6
Purchase of treasury shares		(13.3)	-
Finance lease principal (repayment)/borrowing		(0.3)	0.9
Issue costs on loans		(2.2)	-
Repayment of borrowings		(631.7)	(209.4)
New borrowings		1,131.1	173.1
Dividends paid to shareholders		(39.1)	(33.9)
Net cash from/(used in) financing activities		456.2	(64.7)
Net increase/(decrease) in cash and cash equivalents	2	15.1	(5.2)
Cash and cash equivalents at 1 October	2	69.1	74.3
Effects of exchange rate changes	2	(2.2)	-
Cash and cash equivalents	2	82.0	69.1

NOTES

For the year ended 30 September 2006

1 Accounting policies

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union and with those parts of the Companies Act 1985 that are applicable to companies reporting under IFRS.

Sage adopted IFRS with a transition date of 1 October 2004. Comparative figures for the year ended 30 September 2005 and the Group's balance sheet as at 30 September 2005 that were previously reported in accordance with accounting principles generally accepted in the United Kingdom ('UK GAAP') have been restated to comply with IFRS.

IFRS 1 `First-time Adoption of International Financial Reporting Standards' allows certain exemptions from the retrospective application of IFRS prior to 1 October 2004. The consolidated financial information has been prepared under the historical cost convention.

* IAS 32 `Financial Instruments: Disclosure and Presentation' and IAS 39 `Financial Instruments: Recognition and Measurement' were adopted with effect from 1 October 2005;

* The Group has not applied IFRS 3 `Business Combinations' retrospectively to business combinations that occurred before the transition date;

* The Group has set cumulative translation differences to zero at the transition date for all subsidiaries. From the date of transition onwards foreign exchange differences on the retranslation of foreign subsidiaries are recognised in a separate reserve within equity; and

* IFRS 2 `Share-based Payment' has been applied to all grants of equity instruments after 7 November 2002 that had not vested at 1 January 2005.

On 27 March 2006 the Group disclosed the unaudited restatement of financial information for the Group under IFRS for the six months ended 31 March 2005 and the year ended 30 September 2005 including the reconciliation of the Group's UK GAAP consolidated income statement, balance sheet and cash flow statement to IFRS. In addition, details of the impacts on the primary segmental disclosure of geographic region were provided.

This document is available at www.sage.com/investors/ifrs.pdf

Analysis of results*

	Year ended 30 September 2006			Year ended 30 September 2005		
	Revenue	EBITA	Operating profit	Revenue*	EBITA*	
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(U
	£m	£m	£m	£m	£m	
UK	205.2	75.6	76.3	192.6	70.4	
Mainland Europe	253.2	59.3	54.2	203.8	45.4	
North America	321.4	73.7	72.8	311.6	73.3	
Rest of World	68.2	18.2	18.2	58.4	14.2	
	848.0	226.8	221.5	766.4	203.3	

Acquisitions:					
Mainland Europe	46.6	7.2	4.7	-	-
North America	40.1	12.5	6.9	-	-
Rest of World	0.9	0.1	-	-	-
	87.6	19.8	11.6	-	-
Profit on disposal	-	2.7	2.7	-	-
Impact of foreign exchange*	-	-	-	(6.8)	(1.2)
	935.6	249.3	235.8	759.6	202.1

* The 2006 trading results from businesses located outside the UK were translated into Sterling at the average exchange rates for the period. For our two most significant foreign operating currencies, the US Dollar and the Euro, the resulting rates were £1=$1.80 and £1=Euro1.46 respectively. Results for the year ended 30 September 2005 have been retranslated at these exchange rates to facilitate the comparison of results. The Group does not hedge this translational exposure.

EBITA includes a charge for share-based payments of £8.9m (2005: £7.4m).

The Board measures Group and regional performance by using the EBITA (earnings before interest, tax and amortisation, which includes the effects of amortisation of acquired intangible assets and the net amortisation or capitalisation of software development expenditure).

Reconciliation of EBITA to operating profit		2006 (Unaudited) £m		2005 (Unaudited) £m
EBITA		249.3		202.1
Net development cost				
Development cost capitalised	0.9		1.1	
Development amortisation	(0.8)		(0.6)	
		0.1		0.5
Intangible amortisation		(13.6)		(3.3)
Operating profit		235.8		199.3

The geographical restatement of UK GAAP figures for the period ended 30 September 2005 to IFRS is presented below. Further details are available at www.sage.com/investors/ifrs.pdf

Revenue - year ended 30 September 2005 (Unaudited)

	UK	Mainland Europe	North America	Rest of World	Total
	£m	£m	£m	£m	£m
UK GAAP	195.7	205.2	315.9	59.8	776.6
IFRS adjustments:					
IAS 18 - Revenue	(3.1)	(0.3)	(13.6)	-	(17.0)
IFRS	192.6	204.9	302.3	59.8	759.6

Operating profit - year ended 30 September 2005 (Unaudited)

	UK	Mainland Europe	North America	Rest of World	Total
	£m	£m	£m	£m	£m
UK GAAP (excluding intangible amortisation)	74.5	48.9	74.1	14.9	212.4
IFRS adjustments:					
IFRS 2 - Share-based payment	(2.2)	(1.8)	(3.0)	(0.4)	(7.4)
IAS 18 - Revenue	(1.8)	0.2	-	-	(1.6)
IAS 19 - Employee benefits	(0.1)	(0.9)	(0.3)	-	(1.3)
EBITA	70.4	46.4	70.8	14.5	202.1
IFRS 3 - Business combinations (amortisation)	-	(1.7)	(0.3)	-	(2.0)
Intangible amortisation - UK GAAP	-	(1.0)	(0.3)	-	(1.3)
Total intangible amortisation	-	(2.7)	(0.6)	-	(3.3)
IAS 38 - Intangible assets (development costs)	0.5	(0.3)	0.3	-	0.5
Operating profit	70.9	43.4	70.5	14.5	199.3

2 Analysis of change in net debt

	At 1 October 2005 (Unaudited)	Cash flow	Exchange movement/ other	At 30 September 2006 (Unaudited)
	£m	£m	£m	£m
Cash and cash equivalents	69.1	15.1	(2.2)	82.0
Loans due within one year	(0.1)	5.7	(6.5)	(0.9)
Finance leases due within one year	(0.1)	-	-	(0.1)
Loans due after more than one year	(175.2)	(497.6)	11.1	(661.7)
Finance leases due after more than one year	(0.6)	0.3	0.1	(0.2)
Cash collected from customers	(7.9)	(5.3)	0.5	(12.7)
	(114.8)	(481.8)	3.0	(593.6)

Included in cash above is £12.7m (2005: £7.9m) relating to cash collected from customers, which we are contracted to pay onto another party. A liability for the same amount is included in trade and other payables on the balance sheet and is classified within net debt above.

3 Taxation

The taxation charge for the year comprises:

	Year ended 30 September 2006 (Unaudited)	Year ended 30 September 2005 (Unaudited)
	£m	£m
UK taxation	22.6	19.1
Overseas taxation	46.0	42.1
	68.6	61.2

The taxation charge gives an effective rate of 31% (2005: 32%).

4 Statutory accounts

The unaudited financial information set out above does not constitute the Company's statutory accounts for the year ended 30 September 2006. The Company's statutory accounts for the year ended 30 September 2005, based on UK GAAP, have been delivered to the Registrar of Companies.

The Group results for the year ended 30 September 2005 have been extracted from those statutory accounts as adjusted for IFRS in the unaudited restatement of financial information for the year ended 30 September 2005 highlighted above. The Auditors' Report on the UK GAAP accounts to 30 September 2005 was

unqualified and did not contain a statement under Section 237 of the Companies Act 1985. Accounts to 30 September 2006 under IFRS will be delivered in due course.

5 Earnings per share

The calculation of basic earnings per ordinary share is based on earnings, after amortisation, of £152,503,000 (2005: £132,324,000) being the profit for the year and on 1,290,759,040 ordinary 1p shares (2005: 1,283,347,008) being the weighted average number of ordinary shares in issue during the period.

The diluted earnings per ordinary share is based on profit for the period of £ 152,503,000 (2005: £132,324,000) and on 1,299,714,922 ordinary 1p shares (2005: 1,289,706,063).

6 Dividends

The final dividend proposed and to be approved at the Annual General Meeting on 6 March 2007, of 2.51 pence per share will be paid on 9 March 2007 to shareholders on the register at the close of business on 9 February 2007.

* Foreign currency results for the year ended 30 September 2005 have been retranslated based on the average exchange rates for the year ended 30 September 2006 of $1.80/£1 and EUR1.46/£1 to facilitate the comparison of results. Results for 2005 have been restated in accordance with IFRS.

^ EPS figures stated prior to amortisation of intangible assets.

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	15:30 29-Nov-06
Number	9359M

RNS Number:9359M
Sage Group PLC
29 November 2006

The Sage Group plc

NOTIFICATION OF SHAREHOLDING

The Company received notification on 29th November 2006 that:

FMR Corp.
82 Devonshire Street, Boston, MA 02109

the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee of investment manager of various pension and trust accounts,

and

Fidelity International Limited (FIL)
P.O. Box HM 670, Hamilton HMCX, Bermuda

the parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients,

have a notifiable interest in the Ordinary Shares of the Company.

The notifiable interests also comprise the notifiable interest of

Mr Edward C. Johnson 3rd
82 Devonshire Street, Boston, MA 02109

a principal shareholder of FMR Corp. and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and

its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries, or Mr Edward C. Johnson 3rd act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

The registered holders are as follows:-

Registered Holder	Management Company	Shares held
Northern Trust London	FPM	5,099,600
JP Morgan, Bournemouth	FPM	3,477,000
Mellon Bank	FPM	1,615,800
State Street Bank and Trust Co Lndn	FPM	1,969,700
Bank of New York Brussels	FPM	1,068,400
Bankers Trust London	FPM	874,800
Midland Securities Services	FPM	413,600
Chase Manhattan Bank AG Frankfurt	FPM	208,400
JP Morgan, Chase Bank	FPM	111,000
Dexia Private Bank	FPM	23,400
Mellon Bank N.A.	FMTC	62,800
State Street Bank and Trust	FMTC	784,600
Bank of New York	FMTC	583,300
Northern Trust Co	FMTC	365,400
JPMorgan Chase Bank	FMTC	138,500
Brown Brothers Harriman & Co	FMRCO	1,398,000
Northern Trust London	FMRCO	208,500
State Street Bank and Trust	FMRCO	114,100
Mellon Bank N.A.	FMRCO	90,900
Northern Trust Co	FMRCO	55,200
JP Morgan, Bournemouth	FISL	11,497,893
Brown Bros Harriman Lux	FIL	27,833,161
JP Morgan, Bournemouth	FIL	4,400,500
Northern Trust London	FIL	438,700
JP Morgan Bournemouth	FIL	479,900
State Street Bank and Trust London	FIL	82,400
State Street Bank and Trust	FICL	791,100
State Street Hong Kong	FIA(K)L	46,200
	Total	64,232,854

This represents 4.96% of the total amount of shares in issue.

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Company	Sage Group PLC
TIDM	SGE
Headline	Director' Shareholding
Released	14:15 01-Dec-06
Number	PRNUK-0112

The Sage Group plc (the `Company')

Directors' Shareholdings

The Company has been informed that on 1st December 2006 Paul Stobart, a director of the Company, exercised options over 400,000 Ordinary shares of 1p each in the Company at an exercise price of 81 pence per share and over 210,000 Ordinary shares of 1p each in the Company at an exercise price of 136 pence per share, both exercises being under the terms of The Sage Group (No 2) Executive Share Option Scheme.

On the same day Mr Stobart subsequently sold 610,000 Ordinary shares of 1p each at an average price of 260.5 pence per share.

Also on 1st December 2006, Ruth Markland, a non-executive director of the Company, purchased 5,000 Ordinary shares of 1p each in the Company at a price of 263.25 pence per share.

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Company	Sage Group PLC
TIDM	SGE
Headline	Director Declaration
Released	16:26 01-Dec-06
Number	PRNUK-0112

The Sage Group plc

1 December 2006

The Sage Group plc (Sage) today announces that Paul Stobart, Director of The Sage Group plc, retired as a director of Planit Holdings plc on 1st December 2006

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	11:19 11-Dec-06
Number	6136N

RNS Number:6136N
Sage Group PLC
11 December 2006

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 7 December 2006 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 51,367,448 Ordinary shares of 1p each of the Company.

This represents 3.969% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder	Number of Shares
Chase Nominees Limited	747,700
Nortrust Nominees	552,400
Total	1,300,100

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	408,500
Bank of New York Nominees	8,869,178
Nortrust Nominees Limited	3,783,710
Chase Nominees Limited	5,517,180
Midland Bank plc	486,700
Bankers Trust	177,200
Barclays Bank	78,100
Citibank London	183,973
Morgan Guaranty	578,400
Nortrust Nominees Limited	5,887,526
MSS Nominees Limited	91,800
State Street Bank & Trust Co.	2,285,637
Lloyds Bank	50,000
Citibank	115,436
Citibank NA Toronto	1,088,100
Deutsche Bank AG	175,600

Chase Manhattan Nominee Ltd	112,800
HSBC Bank plc	1,770,400
Mellon Bank N.A.	320,100
KAS UK	146,500
Mellon Nominees (UK) Limited	233,600
Bank One London	359,200
HSBC Kuala Lumpur	11,000
JP Morgan Chase Bank	93,200
Raiffeisen Zentral Bank	1,683,000
Fortis Bank	17,500
Metzler Seel Sohn & Co.	270,800
Nordea Bank	176,873
Bayerische Hypo Und Vereinsbank AG	24,500
Total	34,996,513

Capital International S.A

Registered Holder	Number of Shares
State Street Nominees Limited	51,000
Chase Nominees Limited	957,200
Midland Bank plc	255,400
Barclays Bank	65,300
Pictet & Cie, Geneva	162,000
Nortrust Nominees	19,900
Morgan Stanley	23,200
JP Morgan	1,901,600
State Street Bank & Trust Co	286,700
Lloyds Bank	61,900
Citibank NA, Toronto	39,000
HSBC Bank plc	710,500
JP Morgan Chase Bank	25,200
Lombard Odier Et Cie, Geneva	284,200
Metzler Seel Sohn & Co	21,700
Credit Suisse, Zurich	104,500
Total	4,969,300

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	1,889,500
Bank of New York Nominees	1,198,134
NorTrust Nominees Ltd	72,400
Chase Nominees Ltd	4,504,700
Midland Bank plc	131,000
Bankers Trust	63,900
Nortrust Nominees	509,400
State Street Bank & Trust Co	939,100
Citibank	47,700
Citibank NA, Toronto	477,235
HSBC Bank plc	97,066
JP Morgan Chase Bank	171,400
Total	10,101,535

```
This information is provided by RNS
The company news service from the London Stock Exchange
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Company	Sage Group PLC
TIDM	SGE
Headline	Voting Rights and Issued Share Capital
Released	10:45 15-Dec-06
Number	PRNUK-1512

The Sage Group plc ('the Company')

15 December 2006

Voting Rights and Issued Share Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The Company's issued share capital consists of 1,295,403,518 ordinary shares with voting rights. The Company holds no shares in treasury.

Therefore, the total number of voting rights in the Company is 1,295,403,518.

The above figure, (1,295,403,518) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

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Company	Sage Group PLC
TIDM	SGE
Headline	Additional Listing
Released	10:20 18-Dec-06
Number	0901O

RNS Number:0901O
Sage Group PLC
18 December 2006

The Sage Group plc

Application has been made to the UK Listing Authority for the block listing of 750,000 ordinary shares of 1p each in the Company to the Official List and to the London Stock Exchange for these shares to be admitted to trading.

These shares will rank parri passu with the existing shares in issue and will be allotted in accordance with the exercise of options under the rules of The Sage Group 1999 Executive Share Option Scheme.

This information is provided by RNS
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Company	Sage Group PLC
TIDM	SGE
Headline	Directors' Shareholdings
Released	14:38 04-Jan-07
Number	PRNUK-0401

The Sage Group plc (the `Company')

Directors' Shareholdings

The Company has been informed that on 4 January 2007 Guy Berruyer, a director of the Company, exercised options over 250,000 Ordinary shares of 1p each in the Company at an exercise price of 81.10 pence per share under the terms of The Sage Group (No 2) Executive Share Option Scheme and over 223,880 Ordinary shares of 1p each in the Company at an exercise price of 134.00 pence per share under the terms of The Sage Group 1999 Executive Share Option Scheme.

On the same day Mr Berruyer subsequently sold 250,000 Ordinary shares of 1p each at a price of 266.50 per share.

Also on 4 January 2007, Ronald Verni, a director of the Company, purchased 25,000 Ordinary shares of 1p each in the Company at a price of 266.50 pence per share.

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Company	Sage Group PLC
TIDM	SGE
Headline	Statement re: Directors' Interests in Shares
Released	14:21 10-Jan-07
Number	PRNUK-1001

The Sage Group plc - Regulatory Announcement

Notification of directors' interests in shares

On 10 January 2007 the persons named below, who are directors of The Sage Group plc, were granted awards over ordinary shares in The Sage Group plc under the Sage Group Performance Share Plan. The number of shares to which the award relates is specified opposite the director's name. No price is payable either on the grant or vesting of an award. The awards will normally vest, subject to the satisfaction of performance conditions and continued employment, on 10 January 2010.

Director	Number of shares under award
Paul Walker	258,889
Paul Stobart	148,889
Paul Harrison	118,519
Guy Berruyer	147,639
Ronald Verni	140,846

On 10 January 2007 the persons named below, who are directors of The Sage Group plc, were granted awards over ordinary shares in The Sage Group plc under the Sage Group Deferred Bonus Plan. The number of shares to which the award relates is specified opposite the director's name. No price is payable either on the grant or vesting of an award. The awards will normally vest, subject to possible forfeiture if the director leaves employment, on 10 January 2010.

Director	Number of shares under award
Paul Walker	22,275
Paul Stobart	3,878
Paul Harrison	10,187
Guy Berruyer	10,815
Ronald Verni	10,715

On 10 January 2007 the persons named below, who are directors of The Sage Group plc, were granted options over ordinary shares of the Company with an exercise price of 270 pence per share under The Sage Group 1999 Executive Share Option Scheme:-

Director	Number of shares under option
Paul Walker	258,889
Paul Stobart	148,889
Paul Harrison	118,519
Guy Berruyer	147,639
Ronald Verni	140,846

These options are normally exercisable, subject to the satisfaction of performance conditions and continued employment, from 10 January 2010 to 10 January 2017.

For further information contact the Company Secretary on 0191 2943000.

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Company	Sage Group PLC
TIDM	SGE
Headline	Additional Listing
Released	11:23 11-Jan-07
Number	3666P

RNS Number:3666P
Sage Group PLC
11 January 2007

The Sage Group plc

A block listing application has been made for 700,000 Ordinary Shares of 1p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

These shares will be allotted in accordance with the rules of the The Sage Group plc 1999 Executive Share Option Scheme. They will be issued fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares of the Company.

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Company	Sage Group PLC
TIDM	SGE
Headline	Additional Listing
Released	16:01 17-Jan-07
Number	6969P

RNS Number:6969P
Sage Group PLC
17 January 2007

The Sage Group plc

A block listing application has been made for 700,000 Ordinary Shares of 1p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

These shares will be allotted in accordance with the rules of the The Sage Group plc 1999 Executive Share Option Scheme. They will be issued fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares of the Company.

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Company	Sage Group PLC
TIDM	SGE
Headline	Director's Shareholding
Released	14:27 18-Jan-07
Number	PRNUK-1801

The Sage Group plc (the `Company')

Directors' Shareholdings

The Company has been informed that on 18 January 2007 Tamara Ingram, a non-executive director of the Company, purchased 3,600 Ordinary shares of 1p each in the Company at a price of 275.00 pence per share.

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Company	Sage Group PLC
TIDM	SGE
Headline	Voting Rights and Issued Share Capital
Released	15:59 19-Jan-07
Number	PRNUK-1901

The Sage Group plc ('the Company')

19 December 2006

Voting Rights and Issued Share Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The Company's issued share capital consists of 1,298,587,887 ordinary shares with voting rights. The Company holds no shares in treasury.

Therefore, the total number of voting rights in the Company is 1,298,587,887.

The above figure, (1,298,587,887) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	17:25 23-Jan-07
Number	PRNUK-2301

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group PLC

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments.which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Initial Disclosure	Yes

3. Full name of person(s) subject to the notification obligation (iii):	Baillie Gifford & Co
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	19th January 2007
6. Date on which issuer notified:	22nd January 2007
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of	Number of	Number of	Number of voting rights (ix)	% of voting rights

	Shares	Voting Rights (viii)	shares				
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Share	N/A	N/A			94599945		7.28

GB0008021650

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
94599945	7.28

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

In the narrative below, the figures in [ ] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limited [4897102; 0.4%] is also a discretionary investment manager.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Life Limited [18681163; 1.4%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Its wholly-owned indirect (via Baillie Gifford Life Limited) subsidiary undertaking Baillie Gifford & Co Limited [2014313; 0.2%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Mike Donlevy

15. Contact telephone number: 0131 275 2650

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

FILE NO. 82-34936

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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Company	Sage Group PLC
TIDM	SGE
Headline	Additional Listing
Released	16:00 25-Jan-07
Number	1652Q

RNS Number:1652Q
Sage Group PLC
25 January 2007

The Sage Group plc

A block listing application has been made for 700,000 Ordinary Shares of 1p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

These shares will be allotted in accordance with the rules of the The Sage Group plc 1999 Executive Share Option Scheme. They will be issued fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Annual Report and Accounts
Released	10:03 31-Jan-07
Number	PRNUK-3101

The Sage Group plc

Annual Report and Accounts 2006

A copy of the Annual Report and Accounts to 30 September 2006 together with a Proxy Form and Summary Financial Statements have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonade, Canary Wharf, London, E14 5HS. Tel. No (0)207 0661000.

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Company	Sage Group PLC
TIDM	SGE
Headline	Voting Rights and Issued Share Capital
Released	16:52 31-Jan-07
Number	PRNUK-3101

The Sage Group plc ('the Company')

31 January 2007

Voting Rights and Issued Share Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The Company's issued share capital consists of 1,299,479,513 ordinary shares with voting rights. The Company holds no shares in treasury.

Therefore, the total number of voting rights in the Company is 1,299,479,513

The above figure, (1,299,479,513) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

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Company	Sage Group PLC
TIDM	SGE
Headline	Annual Information Update
Released	09:53 01-Feb-07
Number	PRNUK-0102

Annual Information Update for The Sage Group plc (the `AIU')

Dated 31st January 2007

* Introduction

The Sage Group plc (the `Group') published its Annual Report on 31st January 2007 . We are pleased to provide an AIU, in accordance with the requirements of Prospectus Rule 5.2. This AIU refers to all information which the Group has published or made available to the public over the 12 months prior to the date of this announcement. To avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

This AIU contains a list of:

* news releases/announcements, which were made via a Regulatory Information Service (a `RIS');

* documents filed at the UK Registrar of Companies (`Companies House'); and

* Documents Published and sent to Shareholders

The Group is publishing the AIU via an RIS today and making it available in the Investor Centre section of our website www.sage.com

* List of Announcements

The following is a list of all news releases and announcements of a regulatory nature which have been made via an RIS, in the previous 12 months together with the date of the release.

A full copy of these announcements can be viewed at www.londonstockexchange.com/marketnews.

Date of Publication	Regulatory Headline
31-01-2007	Annual Report & Accounts
31-01-2007	Voting Rights & Issued Share Capital
25-01-2007	Additional Listing
23-01-2007	Holding(s) in Company
19-01-2207	Voting Rights and Issued Share Capital
18-01-2007	Director's Shareholding

17-01-2007	Additional Listing
11-01-2007	Additional Listing
10-01-2007	Statement re: Directors' Interests in Shares
04- 01- 2007	Directors' Shareholdings
18-12-2006	Additional Listing
15-12-2006	Voting Rights and Issued Share Capital
11-12-2006	Holding(s) in Company
01-12-2006	Director Declaration
01-12-2006	Directors' Shareholding
29-11-2006	Holding(s) in Company
29-11-2006	Sage announces Results for Year ended 30 September 2006
21-11-2006	Director Declaration
13-11-2006	Sage acquires UK Merchant Services Provider
31-10-2006	Director Declaration
31-10-2006	Sage completes acquisition of Elit Group
18-11-2006	Director Declaration
12-10-2006	Trading Statement
06-10-2006	Notification of preliminary results date
27-09-2006	Blocklisting Interim Review
27-09-2006	Blocklisting Interim Review
27-09-2006	Blocklisting Interim Review
27-09-2006	Blocklisiting Interim Review
27-09-2006	Blocklisting Interim Review
27-09-2006	Blocklisting Interim Review
27-09-2006	Blocklisting Interim Review
13-09-2006	Appointment of Non-Executive Director
31-08-2006	Holding(s) in Company

25-08-2006	Holding(s) in Company
14-08-2006	Holding(s) in Company
09-08-2006	Acquisition
07-08-2006	Disclosure of Interest
24-07-2006	Acquisition
19-07-2006	Holding(s) in Company
13-07-2006	Directors' Shareholdings
05-07-2006	Director/PDMR Shareholding
03-07-2006	Acquisition
29-06-2006	Holdings(s) in Company
20-06-2006	Directors' Shareholding
14-06-2006	Holdings(s) in Company
08-06-2006	Acquisition
05-06-2006	Holdings(s) in Company
01-06-2006	Interim Report Submitted to UKLA
23-05-2006	Holding(s) in Company
23-05-2006	Acquisitions
11-05-2006	Directors' Shareholdings
09-05-2006	Interim Results
02-05-2006	Holding(s) in Company
25-04-2006	Blocklisting Interim Review
25-04-2006	Blocklisting Interim Review
25-04-2006	Blocklisting Interim Review
25-04-2006	Blocklisting Interim Review
25-04-2006	Blocklisting Interim Review
25-04-2006	Blocklisting Interim Review
25-04-2006	Blocklisting Interim Review
19-04-2006	Acquisition Offer Update
12-04-2006	Acquisition
11-04-2006	Trading Statement

04-04-2006	Acquisition
03-04-2006	Notice of Results
27-03-2006	International Financial Reporting Standards: Restatement
22-03-2006	Acquisition
06-03-2006	Directors Shareholdings
03-03-2006	Additional Listing
02-03-2006	Result of AGM
01-03-2006	Directors Share Transaction
28-02-2006	Directors Share Transaction
16-02-2006	Holding(s) in Company
06-02-2006	Appointment of Chairman
01-02-2006	Annual Information Update
31-01-2006	Annual Report and Accounts
30-01-2006	Holding(s) in Company

* Documents filed at Companies House

The following documents were filed with Companies House on or around the dates indicated:

Date of Publication	Document Type	Brief Description of Document Filed
23/07/2007	88(2)R	Allotment of Shares
23/07/2007	88(2)R	Allotment of Shares
23/01/2007	88(2)R	Allotment of Shares
23/01/2007	88(2)R	Allotment of Shares
23/01/2007	88(2)R	Allotment of Shares
23/01/2007	88(2)R	Allotment of Shares
23/01/2007	88(2)R	Allotment of Shares
23/01/2007	88(2)R	Allotment of Shares
23/01/2007	88(2)R	Allotment of Shares
12/01/2007	88(2)R	Allotment of Shares
12/01/2007	88(2)R	Allotment of Shares
06/01/2007	88(2)R	Allotment of Shares

FILE NO. 82-34730

06/01/2007	88(2)R	Allotment of Shares
06/07/2007	88(2)R	Allotment of Shares
06/07/2007	88(2)R	Allotment of Shares
28/12/2006	88(2)R	Allotment of Shares
28/12/2006	88(2)R	Allotment of Shares
28/12/2006	88(2)R	Allotment of Shares
12/12/2006	88(2)R	Allotment of Shares
30/11/2006	88(2)R	Allotment of Shares
30/11/2006	88(2)R	Allotment of Shares
30/11/2006	88(2)R	Allotment of Shares
30/11/2006	88(2)R	Allotment of Shares
30/11/2006	88(2)R	Allotment of Shares
30/11/2006	88(2)R	Allotment of Shares
30/11/2006	88(2)R	Allotment of Shares
30/11/2006	88(2)R	Allotment of Shares
03/11/2006	88(2)R	Allotment of Shares
03/11/2006	88(2)R	Allotment of Shares
03/11/2006	88(2)R	Allotment of Shares
03/11/2006	88(2)R	Allotment of Shares
03/11/2006	88(2)R	Allotment of Shares
03/11/2006	88(2)R	Allotment of Shares
03/11/2006	88(2)R	Allotment of Shares
03/11/2006	88(2)R	Allotment of Shares
03/11/2006	88(2)R	Allotment of Shares
03/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares

02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
02/11/2006	88(2)R	Allotment of Shares
04/10/2006	88(2)R	Allotment of Shares
14/09/2006	88(2)R	Allotment of Shares
14/09/2006	88(2)R	Allotment of Shares
08/09/2006	88(2)R	Allotment of Shares
08/09/2006	88(2)R	Allotment of Shares
08/09/2006	88(2)R	Allotment of Shares
08/09/2006	99(2)R	Allotment of Shares
08/09/2006	88(2)R	Allotment of Shares
08/09/2006	88(2)R	Allotment of Shares
08/09/2006	88(2)R	Allotment of Shares
08/09/2006	88(2)R	Allotment of Shares
24/08/2006	88(2)R	Allotment of Shares
24/08/2006	88(2)R	Allotment of Shares
24/08/2006	88(2)R	Allotment of Shares
24/08/2006	88(2)R	Allotment of Shares
24/08/2006	88(2)R	Allotment of Shares
15/08/2006	88(2)R	Allotment of Shares

15/08/2006	88(2)R	Allotment of Shares
15/08/2006	88(2)R	Allotment of Shares
15/08/2006	88(2)R	Allotment of Shares
15/08/2006	88(2)R	Allotment of Shares
15/08/2006	88(2)R	Allotment of Shares
15/08/2006	88(2)R	Allotment of Shares
09/08/2006	88(2)R	Allotment of Shares
08/08/2006	288b	Director Resigned
25/07/2006	88(2)R	Allotment of Shares
25/07/2006	88(2)R	Allotment of Shares
25/07/2006	88(2)R	Allotment of Shares
28/06/2006	88(2)R	Allotment of Shares
27/06/2006	88(2)R	Allotment of Shares
27/06/2006	88(2)R	Allotment of Shares
19/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares

14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
14/06/2006	88(2)R	Allotment of Shares
01/06/2006	88(2)R	Allotment of Shares
01/06/2006	88(2)R	Allotment of Shares
01/06/2006	88(2)R	Allotment of Shares
25/05/2006	88(2)R	Allotment of Shares
18/05/2006	88(2)R	Allotment of Shares
18/05/2006	88(2)R	Allotment of Shares
18/05/2006	88(2)R	Allotment of Shares
18/05/2006	88(2)R	Allotment of Shares
18/05/2006	88(2)R	Allotment of Shares
18/05/2006	88(2)R	Allotment of Shares
18/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares
17/05/2006	88(2)R	Allotment of Shares

12/04/2006	Return	Return made up to 14/03/2006
17/03/2006	AA	Accounts made up to 30/09/2005
15/03/2006	88(2)R	Allotment of Shares
15/03/2006	88(2)R	Allotment of Shares
15/03/2006	88(2)R	Allotment of Shares
15/03/2006	88(2)R	Allotment of Shares
15/03/2006	88(2)R	Allotment of Shares
15/03/2006	88(2)R	Allotment of Shares
15/03/2006	88(2)R	Allotment of Shares
16/03/2006	288 (a)	Director Appointed
09/03/2006	Mem/Arts	Articles of Association
09/03/2006	Resolution	Auth Allot of Security / Alter Articles
08/03/2006	288b	Director Resigned
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
02/03/2006	88(2)R	Allotment of Shares
28/02/2006	88(2)R	Allotment of Shares

28/02/2006	88(2)R	Allotment of Shares
28/02/2006	88(2)R	Allotment of Shares
28/02/2006	88(2)R	Allotment of Shares
28/02/2006	88(2)R	Allotment of Shares
28/02/2006	88(2)R	Allotment of Shares
28/02/2006	88(2)R	Allotment of Shares
28/02/2006	88(2)R	Allotment of Shares
28/02/2006	88(2)R	Allotment of Shares
28/02/2006	88(2)R	Allotment of Shares
08/02/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares
30/01/2006	88 (2) R	Allotment of Shares

Copies of documents filed at Companies House can be obtained from www.direct.companieshouse.gov.uk or from the Company Secretary at the Company's Registered office, North Park, Newcastle upon Tyne NE13 9AA.

Further information is available regarding the Group and its activities via the Group's website www.sage.com.

* Documents Published and sent to Shareholders

The following documents were published and sent to Shareholders. They can be found on the Group's website www.sage.com under the Investor Centre Section. The Annual Report and Accounts were also filed with the UK Listing Authority Document Viewing Facility.

Date of Publication Brief Description of Document

31.1.2006 Annual Report and Accounts for the year ended 30 September 2005

01.6.2006 Interim report for the 6 months ended 31 March 2006

31.1.2007 Annual Report and Accounts for the year ended 30 September 2006

* Accuracy of Information

The information published in the following sections was up to date at the time the information was published but some information may now be out of date.

* Contacts

Michael J Robinson

Company Secretary

Tel . 0191-294 -3000

END

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Company	Sage Group PLC
TIDM	SGE
Headline	Additional Listing
Released	10:56 07-Feb-07
Number	8545Q

RNS Number:8545Q
Sage Group PLC
07 February 2007

The Sage Group plc

A block listing application has been made for 700,000 Ordinary Shares of 1p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

These shares will be allotted in accordance with the rules of The Sage Group plc 1999 Executive Share Option Scheme (600,000 shares) and the State of the Art Stock Option Plan (100,000 shares). They will be issued fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Director's Shareholding
Released	16:03 09-Feb-07
Number	PRNUK-0902

9 February 2007

The Sage Group plc (the 'Company')

DIRECTOR'S SHAREHOLDINGS

The Company has been informed that on 9 February 2007 Paul Walker, Chief Executive of the Company, sold 1,000,000 Ordinary shares of 1p each in the Company at an average price of 270.44p per share.

Following the sale Mr Walker continues to be interested in 6,069,772 Ordinary shares of 1p each in the Company.

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	16:34 19-Feb-07
Number	PRNUK-1902

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	Aviva plc and its subsidiaries
4. Full name of shareholder(s) (if different from 3.) (iv):	BYN Norwich Union Nominees Limited 9,761,955* BT Globenet Nominees Limited 17,700* Chase GA Group Nominees Limited 20,224,419* CUIM Nominee Limited

7,395,222*

Vidacos Nominees Limited

145,791*

* denotes direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	15 February 2007
6. Date on which issuer notified:	19 February 2007
7. Threshold(s) that is/are crossed or reached:	2% to 3% Change at Direct Interest level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indire
Ordinary Shares	38,725,909	38,725,909	39,104,786	39,104,786	Not Disclosable	3.01%	Not Disclos

GB0008021650

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
39,104,786	3.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Scection 4

Proxy Voting:

10. Name of the proxy holder: See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 1,300,375,792

14. Contact name: Neil Whittaker

15. Contact telephone number: 01603 684420

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

FILE NO. 82-34756

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	09:40 21-Feb-07
Number	PRNUK-2102

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group plc

2. Reason for the notification — State Yes/No

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Initial Disclosure — Yes

3. Full name of person(s) subject to the notification obligation (iii): Legal & General Group plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv): N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): N/A

6. Date on which issuer notified: 20 February 2007

7. Threshold(s) that is/are crossed or reached: Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of	Number of	Number of	Number of voting rights (ix)	% of voting rights

	Shares	Voting Rights (viii)	shares Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GBP Ord 0.01	38,376,248 (Under S-198 on 29.8.03)	3.00%	44,376,592	44,376,592		3.41%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
44,376,592	3.41%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group plc (Direct) (L&G) (44,376,592 - 3.41% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 1,299,479,513 First notification under DTR Sourcebook
14. Contact name:	Helen Lewis
15. Contact telephone number:	020 7528 6742

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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Company	Sage Group PLC
TIDM	SGE
Headline	Additional Listing
Released	12:47 21-Feb-07
Number	6309R

RNS Number:6309R
Sage Group PLC
21 February 2007

The Sage Group plc

A block listing application has been made for 724,824 Ordinary Shares of 1p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

These shares will be allotted in accordance with the rules of The Sage Group plc 1999 Executive Share Option Scheme (680,000 shares) and the State of the Art Stock Option Plan (44,824 shares). They will be issued fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Voting Rights and Issued Share Capital
Released	17:03 28-Feb-07
Number	PRNUK-2802

The Sage Group plc ('the Company')

28 February 2007

Voting Rights and Issued Share Capital

In conformity with rule 5.6.1 of the Financial Services Authority's Disclosure and Transparency Rules we would like to notify the market of the following:

The Company's issued share capital consists of 1,300,670,725 ordinary shares with voting rights. The Company holds no shares in treasury.

Therefore, the total number of voting rights in the Company is 1,300,670,725.

The above figure, (1,300,670,725) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	14:43 01-Mar-07
Number	PRNUK-0103

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	AMVESCAP PLC
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	26th February 2007
6. Date on which issuer notified:	27th February 2007
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of	Number of	Number of	Number of voting rights (ix)	% of voting rights

	Shares	Voting Rights (viii)	shares				
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares 1p (GB0008021650)	64,486,653	64,486,653	65,636,301		65,636,301		5.04%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
65,636,301	5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Bank of Ireland (Dublin) -355,000

Bank of New York - 122,512

Bank of New York (Brussels) - 53,974

Chase Bank - 130,193

Chase Nominees - 732, 227

Vidacos Nominees - 57,202,821

HSBC Nominees - 1,345,000

Japan Trustee Services Bank - 2, 583

Morgan Stanley (London) - 53,885

State Street Trust & Banking (London) - 5,390,000

Trust & Custody Services - 6,275

Northern Trust Commpany (London) - 251, 831

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Samantha Edwards

15. Contact telephone number: 01491 416381

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	AMVESCAP PLC
Contact address (registered office for legal entities)	30 Finsbury Square, London EC2A 1AG
Phone number	0207 638 0731
Other useful information (at least legal representative for legal persons)	Fax: 0207 065 3962

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that

the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Company	Sage Group PLC
TIDM	SGE
Headline	Result of AGM
Released	14:40 06-Mar-07
Number	PRNUK-0603

The Sage Group plc

At the Annual General Meeting of the Sage Group plc held today, 6 March 2007, the following levels of proxy appointments and associated voting instructions were received prior to the meeting.

All the resolutions were carried unanimously on a show of hands.

Resolution	For	Against	Chairman's Discretion	Abstain
1 Receive Accounts	919,419,812	1,944,829	103,114	14,461,818
2 Approve Dividend	935,729,179	3,163	95,514	101,717
3 Re-elect J Horn - Smith	929,301,332	6,524,118	96,749	7,374
4 Re-elect Ms R Markland	929,295,820	6,526,884	97,804	9,065
5 Re-elect Mr P A Walker	929,307,773	6,514,590	98,045	9,165
6 Re-elect Mr P S Harrison	929,267,381	6,515,455	135,178	11,559
7 Re-elect Mr P L Stobart	929,301,946	6,519,858	97,804	9,965
8 Re-appoint Auditors	845,806,684	90,018,711	97,109	7,069
9 Approve Remuneration Report	918,496,353	17,289,347	104,510	39,363
10 Section 80 Authority	926,015,066	8,900,558	995,080	18,869
11 Section 89 Authority	935,745,147	55,543	109,700	19,183
12 Share Repurchase Authority	935,782,177	30,651	104,552	12,193
13 Amend Articles	915,198,755	900,476	108,339	19,722,003
14 Authority to supply Documents electronically	932,841,040	56,436	110,088	2,922,009

END

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	14:27 08-Mar-07
Number	PRNUK-0803

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): EU Transparency Directive	Yes

3. Full name of person(s) subject to the notification obligation (iii):	Ameriprise Financial Inc. and its group
4. Full name of shareholder(s) (if different from 3.) (iv):	See additional information under 13
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	N/A
6. Date on which issuer notified:	07/03/07
7. Threshold(s) that is/are crossed or reached:	N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of	Number of	Number of	Number of voting rights (ix)	% of voting rights

	Shares	Voting Rights (viii)	shares				
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0008021650	N/A	N/A	5,001,504	5,001,504	113,017,086	0.386%	8.733%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
118,018,590	9.119%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Ameriprise Financial Inc., which controls the voting rights of Threadneedle Asset Management Holdings Ltd, which controls the voting rights of Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Registered Owner

Bank of Ireland Nominees A/c 4270483

1,088,000

Bank of Ireland Nominess Ltd A/c 4239914

609,216

BNY (OSC)
Nominees Ltd A/c
219064

766,803

BNY (OSC)
Nominees Ltd A/c
219707

1,402,828

BNY (OSC)
Nominees Ltd A/c
219720

1,716,169

BNY (OSC)
Nominees Ltd A/c
277650

1,512,202

Littledown
Nominees Ltd A/c
07205

2,813,732

Littledowns
Nominees Ltd A/c
30337

102,091

Littledown
Nominees Ltd A/c
02642

4,083,690

Littledown
Nominees Ltd A/c
10491

9,569,188

Littledown
Nominees Ltd A/c
07199

255,828

Littledown
Nominess Ltd A/c
07196

200,482

Littledown Nominees Ltd A/c 07207

6,832,511

Littledown Nominees Ltd A/c 21688

1,639,750

Littledown Nominees Ltd A/c 10488

22,527,854

Littledown Nominees Ltd A/c 10479

60,000

Littldown Nominees Ltd A/c 35822

28,000

Littledown Nominees Ltd A/c 10478

34,000

Littledown Nominees Ltd A/c 27642

809,448

Littledown Nominees Ltd A/c 07198

4,192,056

Littledown Nominees Ltd A/c 02891

54,641,092

Littledown Nominees Ltd A/c 11121

20,000

Mellon Nominees (UK) Ltd A/c WWSF0004002 922,699

Mellon Nominees (UK) Ltd A/c AVOF0003002 1,804,302

Roy Nominees A/c 104450 271,649

William & Glyns (Isle of Man) Nominees Ltd A/c 301780

115,000

14. Contact name: Company Secretary, Threadneedle group

15. Contact telephone number: 0207 464 5000

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect

(see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	14:31 08-Mar-07
Number	PRNUK-0803

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	Yes
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	FMR Corp
4. Full name of shareholder(s) (if different from 3.) (iv):	JPMorgan Chase Bank 111,000
	State Street Bank and TR Co 359,400
	Northern Trust Co 71,700
	Mellon Bank N.A 62,800
	JPMorgan Chase Bank 138,500
	Bank of New York 171,300
	State Street Bank and TR Co 1,512,100

Northern Trust Co

24,800

Mellon Bank N.A

90,900

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): Revised due to DTR rules

6. Date on which issuer notified: 7 March 2007

7. Threshold(s) that is/are crossed or reached:

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN - GB0008021650	2,542,500	2,542,500			2,542,500		0.20%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,542,500	0.20%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:	FMR Corp
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close business 5 March 2007.
14. Contact name:	Sophie Hughes
15. Contact telephone number:	01737 836713

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	FMR Corp

Contact address (registered office for legal entities)	82 Devonshire Street, Boston, MA, 02109 USA
Phone number	01737 836713
Other useful information (at least legal representative for legal persons)	Company Secretary

B: Identity of the notifier, if applicable (xvii)

Full name	Fidelity Investments International
Contact address	Windmill Court XTW2B, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB
Phone number	01737 836 713
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Authorised to make this filing under power of attorney

C: Additional information

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholders reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 5 March 2007.

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the

natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	14:32 08-Mar-07
Number	PRNUK-0803

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	Yes
Other (please specify):	
3. Full name of person(s) subject to the notification obligation (iii):	Fidelity International Limited (FIL)
4. Full name of shareholder(s) (if different from 3.) (iv):	State STR BK And TR CO LNDN
	345,600
	Northern Trust London
	1,923,600
	Midland Securities Services
	412,800
	Mellon Bank
	1,671,100
	JP Morgan, Bournemouth
	2,627,300
	Dexia Privatbank

	20,900
	Chase Manhttn BK AG Frankfurt
	40,000
	Bank of New York Brussels
	1,077,500
	JP Morgan, Bournemouth
	10,618,775
	State STR BK and TR CO LDND
	82,400
	Northern Trust London
	287,900
	Norddeutsche LNBK GIRO
	32,000
	JPMorgan Bournemouth
	479,900
	JP Morgan, Bournemouth
	4,392,600
	Brown Bros Harrimn Ltd Lux
	2,102,951
	State Street Hong Kong
	46,200
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	Revised due to DTR rules
6. Date on which issuer notified:	7 March 2007
7. Threshold(s) that is/are crossed or reached:	

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering	Resulting situation after the triggering transaction (vii)

if possible using the ISIN CODE	transaction (vi)						
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN - GB0008021650	26,161,526	26,161,526			26,161,526		2.01%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
26,161,526	2.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder: Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: As discussed with FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in

shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR. Please note these holdings are correct as of close of business 5 March 2007.

14. Contact name: Sophie Hughes

15. Contact telephone number: 01737 836713

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Fidelity International Limited (FIL)
Contact address (registered office for legal entities)	Pembroke Hall, 42 Crow Lane, Pembroke, HM19 Bermuda
Phone number	01737 837092
Other useful information (at least legal representative for legal persons)	Company Secretary

B: Identity of the notifier, if applicable (xvii)

Full name	Fidelity Investments International
Contact address	Windmill Court XTW2B, Millfield Lane, Lower Kingswood,

Tadworth, Surrey
KT20 6RB

Phone number 01737 836713

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation) — Authorised to make this filing under power of attorney.

C: Additional information

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR. Please note these holdings are correct as of close of business 5 March 2007.

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited

with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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